

via facsimile and U.S. mail   November 21, 2007

Mr. Howard Taylor
President and Chief Executive Officer
River Capital Group, Inc.
7 Reid Street, Suite 312
Hamilton Bermuda, HM11

>   Re: **River Capital Group, Inc.**
>   **Amendment No. 1 to Preliminary Information**
>   **Statement Filed on Schedule 14C**
>   **File No. 0-29463**
>
>   **Amendment No. 1 to Form 10-QSB for the**
>   **quarter ended June 30, 2007**
>   **File No. 0-29463**

Dear Mr. Taylor:

        We have reviewed your amended filing and your response letter dated November 5, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Revise to provide updated financial statements meeting the requirements of Item 310(g) of Regulation S-B.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 31

2.   Please correct the income tax expense and net income (loss) line items in the final
        column to reflect the $148,765 in tax expense that has not been adjusted based on
        disclosure in note B(14).

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(B) Acquisition of Certain Acquired Oil and Gas Properties, page 33

3.   We have reviewed your response to prior comments 6 and 8 from our letter dated
        October 18, 2007. We note you have revised the adjustments in note B(10) to
        reflect the acquisition of Certain Acquired Properties by Sonterra at fair value in
        accordance with SFAS 141. Based on the first column of the table presented on
        page 34, the purchase price totals to $6,004,214. Please reconcile this amount
        with the $6.2 million amount stated on page 26. In addition, please confirm
        whether the acquisition of Certain Acquired Properties was paid in cash.

4.   On a related note, we understand Sonterra incurred approximately $354,400 in
        fees and other costs associated with the acquisition of Certain Acquired Properties
        based on your disclosure in note B(9). It appears this amount is not included in
        the $6,004,214 purchase price used in the allocation in note B(10). Therefore,
        since the $354,400 is recorded to the oil and gas properties and pipeline assets in
        addition to the adjustments in note B(10), it appears the net assets acquired are
        now stated in the pro forma balance sheet at amounts in excess of their fair values.
        Please make revisions to your adjustments and disclosures as necessary to resolve
        this inconsistency. In your response, please tell us how you considered the
        guidance of paragraph 24 of SFAS 141 in accounting for these costs in your pro
        forma financial statements.

5.   We note your response to comment 11 of our letter dated October 18, 2007
        related to the recognition of accounts receivable as a pro forma adjustment and
        the adjustment to recognize $143,883 in accrued liabilities in note B(10). Tell us
        why these amounts were not reflected in the financial statements of Certain
        Acquired Properties as of June 30, 2007.

Certain Acquired Oil and Gas Properties

Unaudited Financial Statements

6.   Please make the appropriate revisions to mark your interim financial statements as
        restated and to provide the required disclosures explaining the nature of the
        restatement. Refer to paragraph 26 of SFAS 154.

Audited Financial Statements

Notes to Audited Financial Statements

Note A, Summary of Significant Accounting Policies, page F-13

7.   Please expand your disclosures to provide an assertion from management that the method used to allocate costs to the Certain Acquired Properties is reasonable. Refer to SAB Topic 1:B, Question 2.

8.   We note your response to comment 19 of our letter dated October 18, 2007 and are unable to locate the disclosure discussing the basis used to carve out the capitalized costs of these properties from the seller's full cost pool on the balance sheet. Your disclosure currently states simply that the costs of the acquired properties reflect the historical cost of the specified properties. Therefore, we reissue our prior comment 19.

9.   We note you revised the financial statements to reflect income tax expense for the periods presented. However, the related footnote disclosure on page F-13 has not been updated to reflect this revision. Please revise your disclosures as appropriate. Note that this comment also applies to the interim financial statements of the acquired properties.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: B. Skinner
       S. Buskirk
       S. Donahue

       <u>via facsimile</u>
       Howard Taylor
       441-296-1214